Butterfield Reports Second Quarter 2018 Results

•	Net income of $49.7 million, or $0.89 per share;

•	Core net income[1] of $51.7 million, or $0.93 per share;

•	Return on average common equity of 23.9%; core return on average tangible common equity[1] of 27.6%;

•	Net interest margin of 3.20%;

•	Board declares a dividend for the quarter ended June 30, 2018 of $0.38 per common share.

Hamilton, Bermuda - July 24, 2018: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or "the Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended June 30, 2018.
Second quarter core net income1 was $51.7 million, or $0.93 per diluted common share, compared to $45.0 million, or $0.81 per diluted common share in the previous quarter and $37.5 million, or $0.67 per diluted common share, for the second quarter of 2017.
The core return on average tangible common equity1 for the second quarter of 2018 was 27.6%, up from 24.3% in the previous quarter and 21.6% in the second quarter of 2017. The return on average assets for the second quarter of 2018 was 1.8%, up from 1.6% in the previous quarter and 1.3% in the second quarter of 2017. The core efficiency ratio1 for the second quarter of 2018 was 59.0% compared with 62.3% in the previous quarter and 66.1% in the second quarter of 2017.
Commenting on the results, Michael Collins, Butterfield's Chairman and Chief Executive Officer said: “The Bank continues to benefit from its well positioned balance sheet, capital efficient non-interest income and strategic asset deployment through its loan and investment portfolios. The Deutsche Bank trust and banking acquisitions are progressing nicely and add to our track record of executing well on acquisitions and managing operational risks. The costs related to the integration and closing of the Deutsche Bank deals have developed as we expected. I remain confident in our ability to maximize shareholder value through our businesses in core geographies, while continuing to seek out accretive acquisitions in the trust and banking segments. I am particularly pleased that we reported a core cost to income ratio of 59.0% this quarter, which is now in line with our longer-term expectations for the Bank. This underlines our commitment to a strong focus on cost discipline as the Bank continues to grow and achieve its full potential.”
Net interest income (“NII”) for the second quarter of 2018 was $87.9 million, an increase of $6.1 million compared with NII of $81.8 million in the previous quarter and $70.9 million in the second quarter of 2017. Increased NII in the second quarter of 2018 was due to improved interest income from the investment and loan portfolios. Increased rates following the U.S. Fed funds rate rise benefited lending results overall with corporate lending seeing slightly higher volume. Average customer deposit balances of $10.1 billion were elevated during much of the second quarter due to an inflow of transitory customer deposits. As expected, these deposits started to decrease towards the end of the quarter as period end deposit balances returned to more normal levels at $9.7 billion as at June 30, 2018, and contributed to the large sequential NII increase.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures 1

Net interest margin (“NIM”) for the second quarter of 2018 was 3.20%, up 15 basis points from the NIM of 3.05% in the previous quarter and up 54 basis points from the NIM of 2.66% in the second quarter of 2017. This NIM expansion is in line with expectations, and the Bank was able to deploy additional liquidity into higher rates in May 2018.
Non-interest income was $41.9 million for the second quarter of 2018, compared with $39.8 million in the previous quarter and $38.7 million in the second quarter of 2017. This increase was due principally to the inclusion of revenue from the newly acquired and integrated Deutsche Bank trust business.
Non-interest expenses were $78.2 million in the second quarter of 2018, compared with $77.4 million in the previous quarter and $75.3 million in the second quarter of 2017. Non-interest expenses increased relative to the previous quarter as a result of higher salaries and other employee benefits due principally to the addition of the new trust teams. This was partially offset by a decrease in professional and outside services expense relating to business acquisitions (non-core), as well as normalizing the cost profile of the Sarbanes-Oxley compliance program.
Results for the second quarter of 2018 included a release of provision for credit losses of $0.5 million compared with a release for credit losses of $1.9 million in the previous quarter and a provision for credit losses of $0.5 million in the second quarter of 2017.

Capital Management
The current total capital ratio as at June 30, 2018 was 22.3% as calculated under Basel III, which was effective for reporting purposes beginning on January 1, 2016. As of December 31, 2017, the Bank reported its total capital ratio under Basel III at 19.9%. Both of these ratios are significantly above regulatory requirements.
The Board remains committed to a balanced capital return policy. The Board again declared an interim dividend of $0.38 per common share to be paid on August 17, 2018 to shareholders of record on August 6, 2018. In addition to dividends, Butterfield currently has a Board approved share repurchase authorization of up to one million common shares available for capital management. The Bank did not repurchase any common shares in the second quarter of 2018.

ANALYSIS AND DISCUSSION OF SECOND QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	June 30, 2018	March 31, 2018	June 30, 2017
Non-interest income	41.9	39.8	38.7
Net interest income before provision for credit losses	87.4	79.9	71.5
Total net revenue before provision for credit losses and other gains (losses)	129.3	119.7	110.2
Provision for credit losses	0.5	1.9	(0.5)
Total other gains (losses)	(1.6)	0.4	2.0
Total net revenue	128.3	122.0	111.6
Non-interest expenses	(78.2)	(77.4)	(75.3)
Total net income before taxes	50.1	44.5	36.3
Income tax expense	(0.3)	(0.4)	(0.3)
Net income	49.7	44.2	36.1

Net earnings per share
Basic	0.90	0.80	0.66
Diluted	0.89	0.79	0.65

Per diluted share impact of other non-core items [1]	0.04	0.02	0.02
Core earnings per share on a fully diluted basis [1]	0.93	0.81	0.67

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	55,904	55,813	55,580

Key financial ratios
Return on common equity	23.9%	21.8%	19.0%
Core return on average tangible common equity [1]	27.6%	24.3%	21.6%
Return on average assets	1.8%	1.6%	1.3%
Net interest margin	3.20%	3.05%	2.66%
Core efficiency ratio [1]	59.0%	62.3%	66.1%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	June 30, 2018	December 31, 2017
Cash due from banks	1,756	1,535
Securities purchased under agreement to resell	89	179
Short-term investments	79	250
Investments in securities	4,727	4,706
Loans, net of allowance for credit losses	3,986	3,777
Premises, equipment and computer software	159	165
Goodwill and intangibles	77	61
Other assets	130	107
Total assets	11,002	10,779

Total deposits	9,718	9,536
Other liabilities	293	303
Long-term debt	143	117
Total liabilities	10,154	9,956
Common shareholders’ equity	849	823
Total shareholders' equity	849	823
Total liabilities and shareholders' equity	11,002	10,779

Key Balance Sheet Ratios:	June 30, 2018	December 31, 2017
Common equity tier 1 capital ratio	19.1%	18.2%
Tier 1 capital ratio	19.1%	18.2%
Total capital ratio	22.3%	19.9%
Leverage ratio	7.2%	6.9%
Risk-Weighted Assets (in $ millions)	4,256.4	4,254.2
Risk-Weighted Assets / Total Assets	38.7%	39.5%
Tangible common equity ratio	7.1%	7.1%
Non-accrual loans/gross loans	1.1%	1.2%
Non-performing assets/total assets	0.4%	0.4%
Total coverage ratio	71.5%	80.9%
Specific coverage ratio	30.9%	31.1%

QUARTER ENDED JUNE 30, 2018 COMPARED WITH THE QUARTER ENDED MARCH 31, 2018
Net Income
Net income for the quarter ended June 30, 2018 was $49.7 million, up $5.5 million from $44.2 million in the prior quarter.
The $5.5 million increase in net income in the quarter ended June 30, 2018 over the previous quarter was due principally to the following:

•
$7.5 million increase in net interest income before provision for credit losses, principally from interest earned on loans from slightly increased volumes and the impact of repricing, which increased yields, as well as increased yields on the investment portfolio and on short-term investments;

•
$4.6 million decrease in professional and outside services expense as a result of lower non-core costs associated with the recent acquisitions than in the prior quarter, and lower costs associated with the Sarbanes Oxley compliance program;

•	$2.2 million increase in non-interest income, principally as a result of increased trust revenue as a result of the recently closed acquisition of Deutsche Bank's Global Trust Solutions business;

•	$3.9 million increase in salaries and other employee benefits, due to the addition of new teams to service the expanded trust business, as well as annual compensation review increases;

•	$1.9 million decrease in other gains and losses, due principally to a non-core settlement loss on the de-risking of a defined benefit pension plan;

•	$1.4 million increase in provision for credit losses, due principally to a larger release in the prior quarter when compared to the release in the current quarter; and

•	$1.5 million increase in the remaining non-interest expense items, due to higher depreciation costs on certain IT assets and travel related expenditures and higher marketing costs.

Non-Core Items1
Non-core items resulted in net losses and expenses of $2.0 million in the quarter ended June 30, 2018, an increase of $1.2 million from net losses and expenses of $0.8 million in the prior quarter. Non-core items for the period comprised principally:

•	$1.5 million in losses due to a non-core settlement loss on the de-risking of a defined benefit pension plan; and

•
$0.4 million of professional and outside services expenses associated with the previously announced acquisition of Deutsche Bank's banking businesses in the Cayman Islands, Guernsey and Jersey and the completed acquisition of Deutsche Bank's Global Trust Solutions business.

Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

BALANCE SHEET COMMENTARY AT JUNE 30, 2018 COMPARED WITH DECEMBER 31, 2017
Total Assets
Total assets of the Bank were $11.0 billion at June 30, 2018, up $0.2 billion from December 31, 2017. The Bank maintained a highly liquid position at June 30, 2018, with $4.8 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments, excluding held-to-maturity investments, representing 43.6% of total assets, compared with 49.1% at December 31, 2017.
Loans Receivable
The loan portfolio totaled $4.0 billion at June 30, 2018, an increase of $0.2 billion, due to new residential loan origination in the Channel Islands and the UK, as well as small increases in government and commercial lending in Bermuda.
Allowance for credit losses at June 30, 2018 totaled $31.5 million, a decrease of $4.0 million from year-end 2017. The movement was due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by several new specific provisions.
The loan portfolio represented 36.2% of total assets at June 30, 2018 (December 31, 2017: 35.0%), while loans as a percentage of customer deposits increased from 39.7% at year-end 2017 to 41.1% at June 30, 2018, both of which are due to an increase in loans underwritten during the quarter.
As of June 30, 2018, the Bank had gross non-accrual loans of $44.0 million, representing 1.1% of total gross loans, a slight increase from the $43.9 million, or 1.2%, of total loans at year-end 2017. Net non-accrual loans were $30.4 million, equivalent to 0.8% of net loans. We continue to engage proactively with our clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased by $4.2 million to $5.0 million for the second quarter ended June 30, 2018, primarily as a result of sales transactions completed in the quarter.
Investment in Securities
The investment portfolio was $4.7 billion at June 30, 2018, stable from December 31, 2017.
The investment portfolio was made up of high quality assets with 99.5% invested in A-or-better-rated securities. The investment yield increased slightly from the previous quarter to 2.7% as at June 30, 2018. Total net unrealized losses were $92.0 million, compared to $19.2 million at year-end 2017. The increase in unrealized losses is attributable largely to continued increases in treasury rates during 2018.

Deposits
Average deposits were at $10.1 billion in the second quarter of 2018 compared to $9.7 billion in the fourth quarter of 2017. The cost of deposits increased two basis points from the previous quarter to 14 basis points. Intra-quarter customer deposit levels were significantly elevated for much of the second quarter of 2018 due to transitory commercial activity of some trust customers but reduced towards quarter end.

Average Balance Sheet2

	For the three months ended
	June 30, 2018			March 31, 2018			June 30, 2017
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,348.0	7.9	1.36	2,173.8	5.0	0.94	2,636.9	4.5	0.68
Investment in securities	4,665.5	31.0	2.67	4,574.6	28.6	2.54	4,539.2	24.9	2.20
Trading	1.2	—	—	1.0	—	—	0.8	—	—
Available-for-sale	2,921.9	18.1	2.48	3,121.5	17.3	2.25	3,312.1	16.1	1.95
Held-to-maturity	1,742.4	12.9	2.98	1,452.0	11.3	3.16	1,226.3	8.9	2.90
Loans	3,957.6	53.7	5.44	3,861.2	50.5	5.31	3,606.8	46.0	5.11
Commercial	1,303.5	18.6	5.73	1,221.5	16.6	5.52	1,199.6	14.7	4.92
Consumer	2,654.1	35.1	5.30	2,639.6	33.9	5.21	2,407.1	31.2	5.20
Interest earning assets	10,971.1	92.7	3.39	10,609.5	84.2	3.22	10,782.9	75.3	2.80
Other assets	350.6		—	325.4		—	359.5		—
Total assets	11,321.8	92.7	3.28	10,935.0	84.2	3.12	11,142.4	75.3	2.71
Liabilities
Deposits	7,862.0	(3.6)	(0.18)	7,411.3	(2.9)	(0.16)	7,635.2	(2.7)	(0.14)
Securities sold under agreement to repurchase	1.8	—	(1.96)	1.8	—	(1.96)	—	—	—
Long-term debt	130.2	(1.7)	(5.25)	117.0	(1.3)	(4.66)	117.0	(1.2)	(4.20)
Interest bearing liabilities	7,994.1	(5.3)	(0.27)	7,530.1	(4.3)	(0.23)	7,752.2	(3.9)	(0.20)
Non-interest bearing current accounts	2,213.4		—	2,366.3		—	2,377.6		—
Other liabilities	302.8		—	256.3		—	251.1		—
Total liabilities	10,510.2	(5.3)	(0.20)	10,152.7	(4.3)	(0.17)	10,380.9	(3.9)	(0.15)
Shareholders’ equity	811.5		—	782.3		—	761.5		—
Total liabilities and shareholders’ equity	11,321.8		—	10,935.0		—	11,142.4		—
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	2,977.1			3,079.5			3,030.7
Net interest margin		87.4	3.20	—	79.9	3.05	—	71.5	2.66
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $108.1 billion and $27.1 billion, respectively, while assets under management were $5.0 billion as at June 30, 2018. This compares with $95.4 billion, $27.5 billion and $5.0 billion, respectively, at December 31, 2017.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	June 30, 2018	March 31, 2018	June 30, 2017
Net income to common shareholders	49.7	44.2	36.1
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	(0.1)	(0.9)	—
Settlement loss on de-risking on a defined benefit plan	1.5	—	—
Total non-core (gains) losses	1.4	(0.9)	—
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	—	—	0.1
Tax compliance review costs	0.1	0.1	0.7
Business acquisition costs	0.4	1.6	—
Restructuring charges and related professional service fees	—	—	0.6
Total non-core expenses	0.6	1.7	1.4
Total non-core items	2.0	0.8	1.4
Core net income	51.7	45.0	37.5
Core net income attributable to common shareholders	51.7	45.0	37.5

Average common equity	833.5	820.7	759.2
Less: average goodwill and intangible assets	(83.0)	(68.4)	(61.6)
Average tangible common equity	750.4	752.3	697.6
Core earnings per share fully diluted [1]	0.93	0.81	0.67
Return on common equity	23.9%	21.8%	19.0%
Core return on average tangible common equity	27.6%	24.3%	21.6%

Non-interest expenses	78.2	77.4	75.3
Less: non-core expenses	(0.6)	(1.7)	(1.4)
Less: amortization of intangibles	(1.3)	(1.1)	(1.1)
Core non-interest expenses before amortization of intangibles	76.3	74.6	72.8
Core revenue before other gains and losses and provision for credit losses	129.3	119.7	110.2
Core efficiency ratio	59.0%	62.3%	66.1%

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, July 25, 2018 at 10:00 a.m. Eastern Daylight Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com